SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Capstone Therapeutics Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
14068E109
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14068E109	13D	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,836,045
	8	SHARED VOTING POWER
90,344
	9	SOLE DISPOSITIVE POWER
7,836,045
	10	SHARED DISPOSITIVE POWER
90,344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,926,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%

14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock (the “Common Stock”) of Capstone Therapeutics Corp., a Delaware Corporation (the “Issuer”), whose principal executive offices are located at 1275 West Washington Street, Suite 104, Tempe, Arizona 85281.

Item 2. Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida 33401. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”), and Trust C (“Trust C” and, together with Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $1,244,031.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $223,990.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $12,318.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $78,496.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $182,936.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (Q8) (“MILGRAT (Q8)”), dated as of October 24, 2011, Mr. Miller was named as the trustee to MILGRAT (Q8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (Q8) were contributed to MILGRAT (Q8) by its grantor, Catherine C. Miller.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $37,521.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

The shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

The purpose of this filing is to state that Mr. Miller has introduced and recommended Mr. Eric Fangmann as a nominee for election to the Board of Directors of the Issuer. Pursuant to that certain Schedule 14A filed by the Issuer on May 2, 2014 (the “Proxy Statement”), the Issuer nominated Mr. Fangmann to be a Class I director to be voted on at the Issuer’s Annual Meeting of Stockholders to be held on June 12, 2014 (the “Annual Meeting”), as further described in the Proxy Statement. Mr. Miller is not involved in the solicitation of proxies with respect to the vote at the Annual Meeting. The Proxy Statement disclosed that Mr. Fangmann was determined by the Board of Directors of the Issuer to be independent under the standards of Nasdaq Listing Rule 5605(a)(2).

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Miller may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

(a) Mr. Miller may be deemed to beneficially own 7,926,389 shares of Common Stock, which is equal to approximately 19.4% of the outstanding shares, based upon 40,885,411 shares of Common Stock outstanding, as reported in the Issuer’s Schedule 14A filed on May 2, 2014. As of the date hereof, 5,938,968 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 545,462 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust C, 90,344 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 95,756 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (Q8), 472,792 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 724,100 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC, and 58,967 of the shares of Common Stock beneficially owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-4, Trust C, MILGRAT (Q8), LIMFAM LLC, Milfam II and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c) Not Applicable.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2014

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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